1801 California Street, Suite 5200 Denver, CO 80202 (720) 482-1574

March 1, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Transamerica Partners Funds Group II (the “Registrant”)

(File Nos. 333-00295; 811-07495)

Ladies and Gentlemen:

On behalf of the Registrant, we are filing today, via the EDGAR system, Post-Effective Amendment No. 45 under the Securities Act of 1933, as amended (“Securities Act”), and Amendment No. 46 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registration Statement on Form N-1A (the “Amendment”). The Amendment is being filed under paragraph (a)(1) of Rule 485 under the Securities Act, for review and comment by the Staff of the U.S. Securities and Exchange Commission. Pursuant to Rule 485(a)(1), the Registrant has designated on the facing sheet to the Registration Statement that the Amendment become effective May 1, 2016. No fees are required in connection with this filing.

The purpose of the Amendment is to provide updated disclosure related to a sub-adviser change for Transamerica Partners Institutional Small Value and provide material disclosure updates for Transamerica Partners Institutional Government Money Market.

Please direct any comments or questions concerning this filing to the undersigned at (720) 482-1574.

Very truly yours,

/s/ Tané T. Tyler
Tané T. Tyler
Vice President, Assistant General Counsel, Chief Legal Officer and Secretary
Transamerica Asset Management, Inc.